Exhibit 1

SILICOM LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held On October 15, 2008

        Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of Shareholders of Silicom Ltd. (the “Company”) will be held at the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel, on Wednesday, October 15, 2008, at 10 a.m., Israel time.

        The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

        The Meeting is being called for the following purposes:

    1.       To consider and act upon a proposal to approve the grant of options to Avi Eizenman, the Active Chairman of the Board of Directors.

    2.       To consider and act upon a proposal to approve the grant of options to Yeshayahu (‘Shaike’) Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company.

        Approval of Proposals 1 and 2 requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

        Shareholders of record at the close of business on September 15, 2008 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

Date: September 10, 2008	By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (‘Shaike’) Orbach President and Chief Executive Office

PROXY STATEMENT

SILICOM LTD.

8 Hanagar St.

Kfar Sava

Israel

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On October 15, 2008

        The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Silicom Ltd. (the “Company”) for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Wednesday, October 15, 2008, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels (“NIS”) 0.01 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, the Ordinary Shares represented thereby will be voted in favor of all the proposals included in this proxy statement.

        The Proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about September 16, 2008. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

        The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business on September 15, 2008 are entitled to vote at the Meeting. On September 2, 2008 6,709,034 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting. The Company’s Articles of Association do not permit cumulative voting for the election of directors or for any other purpose. Two shareholders present, personally or by proxy, holding at least fifty one per cent (51%) of the Company’s outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the meeting is convened a quorum is not present, the meeting shall stand adjourned until October 22, 2008 at 10 a.m. (Israel time). If a quorum is not present at the second meeting within half an hour from the time appointed for the meeting, any two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

        Pursuant to section 2(a2) of the Israeli Companies Regulations (Notice for General Assembly and Class Assembly in a Public Company) -2000, due to the subject matter of the proposals being brought to the Meeting for approval, the Company is required to provide its shareholders with 35 days notice prior to convening the Meeting.

        Approval of Proposals 1 and 2 stated in this proxy statement requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (an “Ordinary Majority”).

PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of September 2, 2008, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company’s Ordinary Shares and (ii) all directors and officers as a group (based on 6,709,034 Ordinary Shares outstanding on that date):

Name and Address	Number of Shares Owned	Percent of Class

Yehuda Zisapel	455,940	6.80%

Zohar Zisapel	868,853	12.95%

All directors and officers as a group	709,255	10.35%

PROPOSAL 1

APPROVAL OF THE GRANT OF OPTIONS TO THE ACTIVE CHAIRMAN OF THE
BOARD OF DIRECTORS

        Under the Companies Law, the terms of service of members of the Board of Directors, including the grant of options to purchase Ordinary Shares of the Company, require the approval by each of the Audit Committee, Board of Directors and shareholders, in that order.

        Each of the Audit Committee and the Board of Directors (with the exception of Avi Eizenman and Yeshayahu (‘Shaike’) Orbach who did not participate in the vote) has approved the option grant to the Company’s Active Chairman of the Board, Mr. Avi Eizenman, set forth below.

        Avi Eizenman will be granted a total of forty thousand (40,000) options to purchase Ordinary Shares of the Company at an exercise price per option equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Exercise Price” and “Grant Date”, respectively). The options will vest in two (2) tranches: one half (1/2) shall vest on the second anniversary of the Grant Date and one half (1/2) shall vest on the third anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company’s Ordinary Shares falls below fifty percent (50%) of the Exercise Price.

        The options shall be granted under the Company’s Share Option Plan (2004) and are further subject to the terms of the Company’s standard form of option agreements.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of 40,000 options to purchase Ordinary Shares of the Company pursuant to the Company’s Share Option Plan (2004) to Avi Eizenman (the Company’s Active Chairman of the Board of Directors) at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grant by the Company’s shareholders (the “Grant Date”), where one half (1/2) will vest on the second anniversary of the Grant Date and one half (1/2) will vest on the third anniversary of the Grant Date.

        The approval of the option grant described above requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” the approval of the option grant to Mr. Eizenman.

PROPOSAL 2

APPROVAL OF THE GRANT OF OPTIONS TO THE COMPANY’S PRESIDENT AND
CHIEF EXECUTIVE OFFICER

        Under the Companies Law, the terms of service of members of the Board of Directors, including the grant of options to purchase Ordinary Shares of the Company, require the approval by each of the Audit Committee, Board of Directors and shareholders, in such order.

        Each of the Audit Committee and the Board of Directors (with the exception of Avi Eizenman and Yeshayahu (‘Shaike’) Orbach who did not participate in the vote) has approved the option grant to the Company’s President and Chief Executive Officer, Yeshayahu (‘Shaike’) Orbach, set forth below (the terms of which are identical to those described in Proposal 1 above in respect of the Active Chairman of the Board, Mr. Avi Eizenman).

        Yeshayahu (‘Shaike’) Orbach will be granted a total of 40,000 options to purchase Ordinary Shares of the Company at an exercise price per option equal to the closing price of the Company’s Ordinary Shares on the date that such option grant is approved by the Company’s shareholders (the “Exercise Price” and “Grant Date”, respectively). The options will vest in two (2) tranches: one half (1/2) shall vest on the second anniversary of the Grant Date and one half (1/2) shall vest on the third anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company’s Ordinary Shares falls below fifty percent (50%) of the Exercise Price.

        The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

        RESOLVED, to approve the grant of 40,000 options to purchase Ordinary Shares of the Company pursuant to the Company’s Share Option Plan (2004) to Yeshayahu (‘Shaike’) Orbach (the Company’s President and Chief Executive Officer) at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the approval of such grant by the Company’s shareholders (the “Grant Date”), where one half (1/2) will vest on the second anniversary of the Grant Date and one half (1/2) will vest on the third anniversary of the Grant Date.

        The approval of the option grant described above requires the affirmative vote of an Ordinary Majority (as defined in this proxy statement).

        The Audit Committee and Board of Directors, with the exception of Mr. Avi Eizenman and Mr. Yeshayahu (‘Shaike’) Orbach, who express no recommendation as to the vote on the above proposal, recommend a vote “FOR” the approval of the option grant to Mr. Orbach.

        Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

        Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of all the proposals described in this Proxy Statement. In the event that proxies are sent directly to the Company, they must be received at least 24 hours prior to the commencement of the Meeting in order for the proxy to be qualified to participate in the Meeting. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) – 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy. Proxies and all other applicable materials should be sent to the offices of the Company at 8 Hanagar Street, Kfar Sava 44000, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors SILICOM LTD. /s/ Shaike Orbach Yeshayahu (`Shaike') Orbach PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel
Date: September 10, 2008